Exhibit 99.2

Notice is given that the Annual General Meeting (AGM) of James Hardie Industries plc (the company or James Hardie) will be held on Monday, 12 August 2013 in The Earlsfort Room, Conrad Dublin Hotel, 2 Earlsfort Terrace Dublin 2, Ireland at 7:30am (Dublin time).

All Shareholders (ie holders of CHESS Units of Foreign Securities) as at 7:00pm (Sydney time) on Thursday, 8 August 2013 may attend the AGM in Dublin.

Shareholders wishing to participate in the AGM can also participate remotely via a live video webcast or teleconference of the AGM, during which they will have the same opportunities to ask questions as people attending the AGM in person.

QUESTIONS TO THE BOARD AND EXTERNAL AUDITOR

Shareholders or proxies will all be able to ask questions of the Board of Directors of the company (Board) and the external auditor. To enable more questions to be answered, we enclose a form that you can use to submit questions in advance of the AGM, whether or not you will be attending.

Shareholders or proxies not present at the meeting wishing to ask questions during the AGM can do so in the manner described on page 3 of this booklet.

CONTENTS OF THIS BOOKLET

This booklet contains:

•	the Agenda for the AGM setting out the resolutions proposed to be put at the meeting;

•	Explanatory Notes describing the business to be conducted at the meeting;

•	information about who may vote at the AGM and how they may cast their vote;

•	details of how Shareholders can attend the meeting in person in Dublin; and

•	details of how Shareholders can participate in the meeting remotely by video webcast or teleconference.

AGM DETAILS

Monday, 12 August 2013 in The Earlsfort Room, Conrad Dublin Hotel, 2 Earlsfort Terrace Dublin 2, Ireland at 7:30am (Dublin time).

NOTICE AVAILABILITY

Additional copies of this Notice of Meeting can be downloaded from the Investor Relations section of our website at www.jameshardie.com or they can be obtained by contacting the company’s registrar Computershare by calling:

•	1300 855 080 from within Australia

•	or +61 3 9415 4000 from outside Australia.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult your investment or other professional advisor.

James Hardie Industries plc ARBN 097 829 895, with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered in Ireland under company number 485719.

The liability of its members is limited.

Agenda and Business of

the Annual General Meeting

AGENDA AND BUSINESS OF THE ANNUAL GENERAL MEETING

Explanations of the background, further information and reasons for each proposed resolution are set out in the Explanatory Notes on pages 5 to 12 of this Notice of Meeting.

The following are items of ordinary business:

1.	Financial statements and reports for fiscal year 2013

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

To receive and consider the financial statements and the reports of the Directors and external auditor for the fiscal year ended 31 March 2013.

The vote on this resolution is advisory only.

2.	Remuneration Report for fiscal year 2013

To consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution:

To receive and consider the Remuneration Report of the company for the fiscal year ended 31 March 2013.

The vote on this resolution is advisory only.

3.	Re-election of Directors

To consider and, if thought fit, pass each of the following resolutions as a separate ordinary resolution:

(a)	That David Harrison, who retires by rotation in accordance with the Articles of Association, be re-elected as a director.

(b)	That Donald McGauchie AO, who retires by rotation in accordance with the Articles of Association, be re-elected as a director.

4.	Authority to fix the External Auditor’s Remuneration

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the Board be authorized to fix the remuneration of the external auditor for the financial year ended 31 March 2014.

The following are items of special business:

5.	Grant of ROCE RSUs

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the award to Louis Gries, of up to a maximum of 368,174 ROCE RSUs, and his acquisition of ROCE RSUs and Shares up to that number, be approved for all purposes in accordance with the terms of the LTIP and on the basis set out in the following Explanatory Notes.

6.	Grant of Relative TSR RSUs

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the award to Louis Gries, of up to a maximum of 363,866 Relative TSR RSUs, and his acquisition of Relative TSR RSUs and Shares up to that number, be approved for all purposes in accordance with the terms of the LTIP and on the basis set out in the following Explanatory Notes.

VOTING EXCLUSION STATEMENT

In accordance with the ASX Listing Rules, the company will disregard any votes cast on Resolutions 5 and 6 of this Notice of Meeting if they are cast by any director and his or her associates. People who fall into the categories listed above will not have their votes disregarded if: (i) they are acting as a proxy for a person who is entitled to vote, in accordance with the directions on a Voting Instruction Form; or (ii) they are chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on a Voting Instruction Form to vote as the proxy decides.

Notes on voting and Explanatory Notes follow, and a Voting Instruction Form and Question Form are enclosed.

By order of the Board.

/s/ Marcin Firek

Marcin Firek

Company Secretary

9 July 2013

JAMES HARDIE NOTICE OF MEETING 2013

Voting and Participation in

the Annual General Meeting

If you are a Shareholder registered at 7:00pm (Sydney time) on Thursday, 8 August 2013, you may attend, speak and vote, in person or appoint a proxy to attend, speak and vote on your behalf, at the AGM in Dublin, Ireland or participate and ask questions while participating via the AGM video webcast or teleconference.

AGM DETAILS

The AGM will be held at The Earlsfort Room, Conrad Dublin Hotel, 2 Earlsfort Terrace Dublin 2, Ireland, starting at 7:30am (Dublin time) on Monday, 12 August 2013.

OPTIONS FOR SHAREHOLDERS UNABLE TO ATTEND AGM

The AGM will be webcast and telecast at 4:30pm (Sydney time) on Monday, 12 August 2013. Shareholders participating in the AGM webcast or teleconference will be able to ask questions of the Board and the external auditor. You will need to have your Security Holder Reference Number (SRN) or the Holder Identification Number (HIN) (included on your Voting Instruction Form or most recent holding statement) as well as the name of your holding if you intend to ask a question via the video webcast or the teleconference.

The following details are also set out on the Shareholder Meetings page on James Hardie’s Investor Relations Website (http://www.ir.jameshardie.com.au/jh/shareholder_meetings.jsp).

PARTICIPATION IN AGM VIDEO WEBCAST

To participate in the AGM video webcast, please:

•	go to the Shareholder Meetings page on James Hardie’s Investor Relations Website (http://www. ir.jameshardie.com.au/jh/shareholder_meetings.jsp);

•	activate the link to the 2013 AGM video webcast, which will take you to a web portal requesting your name and SRN/HIN;

•	enter your name and SRN/HIN where requested. You will then be taken to the AGM video webcast screen;

•	the video webcast will appear on the left of your screen and any presentations being used at the AGM will appear on the right of your screen;

•

if you have any questions during the video webcast, please select the ‘Questions’ tab at the top of the presentations screen. A question screen will appear. You can type your question here and it will be forwarded on to the Chairman and addressed accordingly.

If you are participating in the AGM via the video webcast:

•	you must have Adobe Flash or Windows Media Player installed; and

•	we recommend that you listen to the AGM only through your computer speakers, not through the teleconference, to eliminate the slight delay between the two mediums.

PARTICIPATION IN AGM TELECONFERENCE

To participate in the AGM teleconference, please:

•	dial into the AGM using the following number: Dial in: Australia toll free 1800 801 825 / USA toll free 1855 298 3404

Passcode: 5263180

•	provide the operator with your name and SRN/HIN;

•	if you have any questions during the teleconference follow the prompts from the teleconference operator.

APPOINTING A PROXY

To appoint:

•	a proxy to attend the AGM in person on your behalf (Nominated Proxy); and

•	the Company Secretary in the event your Nominated Proxy does not attend the AGM,

please complete the relevant section of the Voting Instruction Form, and return it to Computershare no later than 7:00pm (Sydney time) on Thursday, 8 August 2013 using the “Lodgement Instructions” set out on page 4.

If you appoint a Nominated Proxy and your Nominated Proxy does not attend the AGM, the Company Secretary will vote the Shares in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with the Nominated Proxy’s written instructions provided to the Company Secretary care of Computershare by facsimile to (02) 8235 8229 from inside Australia, or +61 2 8235 8229 from outside Australia, or by email to jhxmeetings@computershare. com.au. If the Nominated Proxy does not provide written instructions to the Company Secretary by 8:30am (Dublin time) / 5:30pm (Sydney time) on Monday, 12 August 2013, then the Company Secretary intends voting in favour of the resolutions.

VOTING ON THE RESOLUTIONS

How you can vote will depend on whether you are:

•	a Shareholder;

•	an American Depositary Receipt (ADR) holder (ADRs are quoted on the New York Stock Exchange (NYSE)); or

•	a Nominated Proxy.

Voting and Participation in

the Annual General Meeting

Voting if you are a Shareholder:

If you want to vote on the resolutions to be considered at the AGM, you have the following two options:

Option A – If your proxy is not attending the AGM

Follow this option if you do not intend to attend the AGM in person or appoint a proxy.

You may lodge a Voting Instruction Form directing CHESS Depository Nominees Pty Limited (CDN) (the legal holder of the shares in James Hardie (Shares) for the purposes of the ASX Settlement Operating Rules) to nominate the chairman of the AGM as its proxy to vote the Shares that it holds on your behalf. To be eligible to vote in this manner, you must be registered as a Shareholder at 7:00 pm (Sydney time) on Thursday, 8 August 2013.

You can submit your Voting Instruction Form as follows:

1.	Complete the hard-copy Voting Instruction Form accompanying this Notice of Meeting and lodge it using the “Lodgement Instructions” set out on page 5.

2.	Complete a Voting Instruction Form using the internet: Go to www.investorvote.com.au

You will need:

•	your Control Number (located on your Voting Instruction Form); and

•	your SRN or HIN for your holding; and

•	your postcode as recorded in James Hardie’s register.

If you lodge the Voting Instruction Form in accordance with these instructions, you will be taken to have signed it.

Completed Voting Instruction Forms must be received by Computershare no later than 7:00pm (Sydney time) on Thursday, 8 August 2013. You will not be able to vote your shares by way of the video webcast or teleconference.

Option B – If you or your proxy is attending the AGM

If you would like to attend the AGM or appoint someone else to attend the AGM on your behalf, in Dublin, Ireland and vote in person, you may use a Voting Instruction Form to ask CDN to appoint:

(a)	you or another person nominated by you (who does not need to be a Shareholder) as your Nominated Proxy; and

(b)	the Company Secretary in the event your Nominated Proxy does not attend the AGM as proxy to vote the Shares underlying your holding of CUFS on behalf of CDN in person in Dublin.

If your Nominated Proxy does not attend the AGM, the Company Secretary will vote the Shares in accordance with the instructions on the Voting

Instruction Form or, for undirected proxies, in accordance with the Nominated Proxy’s written instructions. If the Nominated Proxy does not provide written instructions to the Company Secretary care of Computershare by facsimile to (02) 8235 8229 from inside Australia, or +61 2 8235 8229 from outside Australia, or by email to jhxmeetings@computershare. com.au by 8:30am (Dublin time) / 5:30pm (Sydney time) on Monday, 12 August 2013, then the Company Secretary intends voting in favour of the resolutions.

For your proxy appointment to count, your completed Voting Instruction Form must be received by Computershare no later than 7:00pm (Sydney time) on Thursday, 8 August 2013.

To obtain a free copy of CDN’s Financial Services Guide (FSG), or any Supplementary FSG, go to www. asx.com.au/cdis or phone 1300 300 279 from within Australia, or +61 2 9227 0885 from outside Australia to ask to have one sent to you.

If you submit a completed Voting Instruction Form to Computershare, but fail to select either of Option A or Option B, you are deemed to have selected Option A.

Voting if you hold ADRs:

The Depositary for ADRs held in the company’s ADR program is The Bank of New York Mellon. The Bank of New York Mellon will send this Notice of Meeting to ADR holders on or about 15 July 2013 and advise ADR holders how to give their voting instructions. To be eligible to vote, ADR holders must be the registered or beneficial owner as at 5:00pm US Eastern Daylight Time (EDT) on 10 July 2013 (the ADR record date). The Bank of New York Mellon must receive any voting instructions, in the form required by The Bank of New York Mellon, no later than 5.00pm (US EDT) on 1 August 2013.

The Bank of New York Mellon will endeavour, as far as is practicable, to instruct that the Shares ultimately underlying the ADRs are voted in accordance with the instructions received by The Bank of New York Mellon from ADR holders. If an ADR holder does not submit any voting instructions, the Shares ultimately underlying the ADRs held by that holder will not be voted.

Under NYSE Rule 452 and corresponding NYSE Listed Company Manual Section 402.08 mandated by Section 957 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, brokers that are NYSE member organizations are prohibited from directing the voting of the Shares underlying ADRs held in customer accounts on matters relating to executive compensation and director elections if they have not received voting instructions from the beneficial holders. Accordingly, if you are the beneficial owner of Shares underlying ADRs, and your broker holds your ADRs in its name, then you must instruct your broker as to how to vote your Shares. Otherwise, your broker may not vote your Shares. If you do not give your broker voting instructions and the broker does not vote your Shares, this is a “broker non-vote” which is treated as an abstention and does not count toward determining the votes for/ against the resolution.

JAMES HARDIE NOTICE OF MEETING 2013

Voting and Participation in

the Annual General Meeting

Voting if you are a Nominated Proxy

If you are a Nominated Proxy and you do not attend and vote at the AGM, the Company Secretary will vote the Shares in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with your written instructions. If you do not provide written instructions to the Company Secretary by 5:30pm (Sydney time) on Monday, 12 August 2013, then the Company Secretary intends voting in favour of the resolutions.

If you wish to direct the Company Secretary how to vote any undirected proxies, you must submit your written instructions by no later than 5:30pm (Sydney time) on Monday, 12 August 2013.

NO VOTING AVAILABLE IN AGM VIDEO WEBCAST OR TELECONFERENCE

You will not be able to vote by way of the video webcast or teleconference. If you wish for your vote to count, you must:

•	If you are a Shareholder, submit your Voting Instruction Form no later than 7:00pm (Sydney time) on Thursday, 8 August 2013;

•

If you are a Nominated Proxy and you are unable to attend the AGM, submit your written instructions to the Company Secretary care of Computershare by facsimile to (02) 8235 8229 from inside Australia, or +61 2 8235 8229 from outside Australia, or by email to jhxmeetings@computershare.com.au by no later than 8:30am (Dublin time) / 5:30pm (Sydney time) on Monday, 12 August 2013.

LODGEMENT INSTRUCTIONS

Completed Voting Instruction Forms may be lodged with Computershare using one of the following methods:

(a)	by post to GPO Box 242, Melbourne, Victoria 3001, Australia; or

(b)	by delivery to Computershare at Level 4, 60 Carrington Street, Sydney NSW 2000, Australia; or

(c)	online at www.investorvote.com.au; or

(d)	for Intermediary Online subscribers only (custodians), online at www.intermediaryonline. com; or

(e)	by facsimile to 1800 783 447 from inside Australia or +61 3 9473 2555 from outside Australia.

Written instructions to the Company Secretary (if required) may be lodged by the Nominated Proxy with Computershare using one of the following methods:

(a)	by facsimile to (02) 8235 8229 from inside Australia, or +61 2 8235 8229 from outside Australia, or

(b)	by email to jhxmeetings@computershare.com.au.

If the Nominated Proxy is a corporate and the written instruction will be submitted by a representative of the corporate, the appropriate ‘Certificate of Appointment of Corporate Representative’ form will need to be provided along with the written instructions.

A Corporate Representative form may be obtained from Computershare or online at www.investorcentre. com under the information tab ‘Downloadable Forms’.

The Completed Voting Instruction Forms must be received by Computershare no later than 7:00pm (Sydney time) on Thursday, 8 August 2013.

Any written instructions to the Company Secretary on how the Company Secretary should vote must be received by Computershare no later than 8:30am (Dublin time) / 5:30pm (Sydney time) on Monday, 12 August 2013.

Explanatory Notes

Terminology

References to Shareholders in this Notice of Meeting, including these Explanatory Notes, include references to all the shareholders of the company acting together, and include holders of CUFS, holders of ADRs, holders of Shares and members of the company within the meaning of the Irish Companies Acts, except where describing how each group of Shareholders may cast their votes.

RESOLUTION 1 – FINANCIAL STATEMENTS AND REPORTS FOR FISCAL YEAR 2013

Resolution 1 asks Shareholders to receive and consider the financial statements and the reports of the Board of Directors and external auditor for the year ended 31 March 2013. The financial statements which are the subject of Resolution 1 are those prepared in accordance with Irish law, US generally accepted accounting principles (US GAAP) (to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of Irish law) and Accounting Standards Issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland), as distinct from the US GAAP consolidated financial statements of the James Hardie Group as set out in the 2013 Annual Report.

A brief overview of the financial and operating performance of the James Hardie group during the year ended 31 March 2013 will be provided during the AGM. Copies of the James Hardie consolidated Irish financial statements are available free of charge either:

(a)	at the AGM in Dublin, Ireland;

(b)	at the company’s registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin, Ireland;

(c)	at the company’s registered Australian office at Level 3, 22 Pitt Street, Sydney NSW; or

(d)	on the company’s website, in the Investor Relations area, at www.jameshardie.com.

Recommendation

The Board believes it is in the interests of Shareholders that the financial statements and the reports of the Directors and external auditor for the year ended 31 March 2013 be received and considered, and recommends that you vote in favour of the resolution.

RESOLUTION 2 – REMUNERATION REPORT FOR FISCAL YEAR 2013

Resolution 2 asks Shareholders to consider and receive the Remuneration Report for the year ended 31 March 2013. The company is not required to produce a remuneration report or to submit it to shareholders under Irish or Australian rules or regulations. However, taking into consideration its large Australian shareholder base, James Hardie has voluntarily produced a remuneration report for non-binding shareholder approval for some years and currently intends to continue to do so. This report provides information on the company’s remuneration practices in fiscal year 2013 and also voluntarily includes an outline of the company’s proposed remuneration framework for fiscal year 2014.

The company’s Remuneration Report is set out on pages 28 to 64 of the 2013 Annual Report and can also be found in the Investor Relations area of the James Hardie website at www.jameshardie.com. Although this vote does not bind the company, the Board intends to take the outcome of the vote into consideration when considering the company’s future remuneration policy.

Recommendation

The Board believes it is in the interests of Shareholders that the company’s Remuneration Report for the year ended 31 March 2013 be considered and received, and recommends that you vote in favour of the resolution.

RESOLUTION 3 – RE-ELECTION OF DIRECTORS

As part of their review of the composition of the Board, the Board and the Nominating and Governance Committee considered the desired profile of the Board, including the right number, mix of skills, qualifications, experience, expertise, diversity and geographic location of its directors, to maximise the effectiveness of the Board. The Board and Nominating and Governance Committee work together to ensure the company puts in place appropriate mechanisms for Board renewal.

David Dilger, who retires at this AGM has notified the Board that he does not intend to stand for re-election. Donald McGauchie AO, who also retires at this AGM, has notified the Board that he will not be standing for a further term if he is re-elected at this AGM. The Board and Nominating & Governance Committee will work to identify appropriate candidates to fill their places on the Board in due course.

Resolutions 3(a) and 3(b) ask Shareholders to consider the re-election of David Harrison and Donald McGauchie to the Board.

The company’s Articles of Association require that one-third of the directors subject to re-election (other than any directors appointed by the Board during the year) will retire at each AGM, with re-election possible after each term. David Harrison and Donald McGauchie will retire at the 2013 AGM and each offers himself for re-election.

JAMES HARDIE NOTICE OF MEETING 2013

Agenda and Business of the

Annual General Meeting

Profiles of the candidates follow:

David Harrison BA, MBA, CMA

Age 66

David Harrison was appointed as an independent Non-Executive Director of James Hardie in May 2008. He is Chairman of the Remuneration Committee and a member of the Audit Committee.

Experience: David Harrison is an experienced company director with a finance background, having served in corporate finance roles, international operations and information technology during 22 years with Borg Warner/General Electric Co. His previous experience includes ten years at Pentair, Inc., as Executive Vice President and Chief Financial Officer (1994-1996 and 2000-2007) and Vice President and Chief Financial Officer roles at Scotts, Inc. and Coltec Industries, Inc. (1996-2000).

Directorships of listed companies in the past five years: Current – Director of National Oilwell Varco (since 2003); Former – Director of Navistar International Corporation (2007-2012).

Last elected: August 2010

Donald McGauchie AO

Age 63

Donald McGauchie joined James Hardie as an independent Non-Executive Director in August 2003 and was appointed Acting Deputy Chairman in February 2007 and Deputy Chairman in April 2007. He is Chairman of the Nominating and Governance Committee and a member of the Remuneration Committee.

Experience: Donald McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the Australian Government.

Directorships of listed companies in the past five years: Current – Chairman and Director (since 2010) of Australian Agricultural Company Limited; Chairman (since 2010) and Director (since 2003) of Nufarm Limited; Director of GrainCorp Limited (since 2009). Former – Chairman of Telstra Corporation Limited (2004-2009).

Last elected: August 2010

Recommendation

The Board, having assessed the performance of David Harrison and Donald McGauchie, and on the recommendation of the Nominating and Governance Committee, believes it is in the interests of Shareholders that each of the individuals referred to above be re-elected as a director of the company, and recommends (with David Harrison and

Donald McGauchie each abstaining from voting in respect of their own election) that you vote in favour of Resolutions 3(a) and 3(b).

RESOLUTION 4 – AUTHORITY TO FIX THE EXTERNAL AUDITOR’S REMUNERATION

Resolution 4 asks Shareholders to give authority to the Board to fix the external auditor’s remuneration. Ernst & Young LLP were first appointed external auditors for the James Hardie Group for the year ended 31 March 2009. A summary of the external auditor’s remuneration during the year ended 31 March 2013 as well as non-audit fees paid to Ernst & Young LLP are set out on page 166 of the 2013 Annual Report. The Audit Committee periodically reviews Ernst & Young LLP’s performance and independence as external auditor and reports its results to the Board. A summary of Ernst & Young LLP’s interaction with the company, the Board and the Board Committees is set out on page 77 of the 2013 Annual Report.

Recommendation

The Board believes it is in the interests of Shareholders that the Board be given authority to fix the external auditor’s remuneration and recommends, on the recommendation of the Audit Committee that you vote in favour of Resolution 4.

RESOLUTION 5 – GRANT OF ROCE RSUs

Resolution 5 asks Shareholders to approve the grant of Return on Capital Employed (ROCE) restricted stock units (ROCE RSUs) under James Hardie’s Long Term Incentive Plan (LTIP) to the Chief Executive Officer (CEO), Louis Gries.

A summary of the terms and conditions of the LTIP was included in the 2012 notice of AGM. That document may be accessed from the Shareholder Meetings page on James Hardie’s Investor Relations Website (http://www.ir.jameshardie.com.au/jh/ shareholder_meetings.jsp).

For fiscal year 2014, the Remuneration Committee has allocated the Long-Term Incentive (LTI) target of the CEO (and each senior executive) between three separate components to ensure that reward is based on a diverse range of factors which validly reflect longer term performance:

•	40% to ROCE RSUs – an indicator of James Hardie’s capital efficiency over time;

•	30% to Relative TSR RSUs – an indicator of James Hardie’s performance relative to its US peers; and

•	30% to Scorecard LTI – an indicator of each senior executive’s contribution to James Hardie achieving its long-term strategic goals.

The Board and the Remuneration Committee believe that separating the LTI target between these three components provides an appropriate incentive to ensure senior executives focus on the key areas which will drive shareholder value creation over the medium and long-term.

Agenda and Business of

the Annual General Meeting

Reasons for ROCE RSUs

ROCE RSUs convert to Shares if James Hardie’s ROCE performance meets or exceeds ROCE performance hurdles over a three year period, subject to the exercise of negative discretion by the Remuneration Committee.

The company introduced ROCE RSUs in fiscal year 2013 once the US housing market had stabilised to an extent which permitted the setting of multi-year financial metrics. As the US housing market recovers and the company funds capacity expansions and market initiatives in the US and Australia, it is important that management focuses on ensuring that the company continues to achieve strong ROCE returns while pursuing growth.

Changes for fiscal year 2014

The key aspects of the ROCE RSUs are largely unchanged from fiscal year 2013. The following changes have been proposed for fiscal year 2014:

•	the ROCE performance hurdles have been increased in line with expectations of continued recovery in the US housing market; and

•	the ROCE performance hurdles will be indexed for changes to US and Australian addressable housing starts and the US repair and remodel market.

Key aspects of ROCE RSUs

Goal Setting: ROCE performance hurdles for the ROCE RSUs are based on historical results and take into account the expected impact of the recovery in the US housing market. No ROCE RSUs will vest unless performance is above the average of ROCE for fiscal years 2011 to 2013. By way of reference, ROCE in fiscal year 2013 was 18.0%.

ROCE Definitions: The ROCE measure will be determined by dividing EBIT by Capital Employed.

The EBIT component of the ROCE measure will be determined as follows. Earnings before interest and taxation as reported in the company’s financial results, adjusted by:

•

deducting the earnings impact of legacy issues (such as asbestos adjustments, including foreign exchange impact on James Hardie’s asbestos provision, New Zealand product liability expenses and ASIC expenses);

•	deducting leasehold expenses, since potential upcoming changes to international accounting standards could cause significant volatility in this component; and

•

adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee. Since management’s performance will be assessed on the pre-impairment value of the company’s assets, the Remuneration Committee would not normally deduct the impact of any asset impairments from the company’s EBIT for the purposes of measuring ROCE performance.

The Capital Employed measure will be determined as follows. Capital Employed will start with the net working capital and fixed assets (net of depreciation), which already excludes legacy issue-related items such as asbestos-related assets and liabilities and New Zealand product liability expenses, as reported in James Hardie’s financial results, adjusted by:

•	adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee, in order to align the Capital Employed with the determination of EBIT;

•

adding back leasehold assets for manufacturing facilities and other material leased assets, which the Remuneration Committee believes give a more complete measure of the company’s capital base employed in income generation; and

•

deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than $20 million, until such assets reach commercial production and are transferred to the fixed asset register, in order to encourage management to invest in capital expenditure projects that are aligned with the long-term interests of the company.

The resulting Capital Employed for each quarter of any fiscal year will be averaged to better reflect Capital Employed over the course of a year rather than at a certain point in time. The ROCE result to compare to the performance hurdles will be the average of James Hardie’s ROCE in fiscal years 2014, 2015 and 2016.

These definitions have been framed to ensure management is rewarded and held accountable for the aspects over which they have direct influence and control, while not discouraging management from recommending that James Hardie undertake investments that will provide for future company growth.

Grant: The CEO will receive a grant equal to the maximum number of ROCE RSUs (200% of target). The number of Shares which actually vest in 2016 will depend on James Hardie’s ROCE performance in fiscal years 2014 to 2016 together with the Remuneration Committee’s exercise of negative discretion.

Performance Hurdle: The performance hurdles for ROCE RSUs granted in fiscal year 2014 (for performance in fiscal years 2014 to 2016) are:

ROCE	% OF ROCE RSUs VESTING
< 19.5%	0%
≥ 19.5%, but < 21.0%	25%
≥ 21.0%, but < 22.5%	50%
≥ 22.5%, but < 24.0%	75%
≥ 24.0%	100%

JAMES HARDIE NOTICE OF MEETING 2013

These performance hurdles will be indexed up or down to the extent that changes in the US and Australian housing market and/or US repair and remodel market are higher or lower than those assumed in James Hardie’s fiscal years 2014-2016 business plan.

Performance period: The overall performance period is three years. The ROCE RSUs vest three years after they are granted (which is expected to occur in September 2013), subject to the exercise of negative discretion by the Remuneration Committee.

Conditions and negative discretion: In 2016, the Remuneration Committee will review James Hardie’s performance over the performance period and may exercise negative discretion to reduce the number of ROCE RSUs that would otherwise vest under the ROCE vesting scale above based on the quality of the ROCE returns balanced against management’s delivery of market share growth and performance against the Scorecard. The potential to exercise negative discretion allows the Remuneration Committee to ensure that ROCE returns are not obtained at the expense of long-term sustainability.

Worked Example

The following example uses the CEO’s LTI fiscal year 2014 target quantum of US$3.1 million and assumes performance at approximately 22%, 24% and 26% ROCE for fiscal years 2014, 2015 and 2016 respectively.

At grant date the LTI quantum granted to the CEO in ROCE RSUs is:

$3.1 million LTI target x 40% of LTI target issued in ROCE RSUs x 200% maximum leverage = US$2.48 million to be settled in ROCE RSUs.

At a value of US$9/share, this is equivalent to a grant of 275,555 ROCE RSUs. Based on a 24% average ROCE result for the three year period to fiscal year 2016, 150% of target or 75% of the total ROCE RSUs granted would be eligible to vest:

275,555 RSUs x 75% = 206,666 ROCE RSUs

At the conclusion of the three-year performance period, the Remuneration Committee will review James Hardie’s performance (and decide whether to reduce the number of ROCE RSUs which vest based on its negative discretion).

For indicative purposes, assuming that the Remuneration Committee determines that 50% (rather than the 75% based on performance against the ROCE performance hurdles) of the CEO’s total ROCE RSUs should vest, the CEO would receive:

275,555 RSUs x 50% = 137,777 ROCE RSUs

For further details on the Scorecard and the Remuneration Committee’s exercise of negative discretion, please refer to the additional information included in Annexure A to these Explanatory Notes.

Maximum and actual number of ROCE RSUs

The maximum number of Shares and ROCE RSUs for which approval is sought under this Resolution 5 is based on the grant that would be made if James Hardie’s performance warranted the maximum possible award for fiscal year 2014 (ie 200% of LTI target) and the Remuneration Committee did not exercise any negative discretion to reduce the number of ROCE RSUs which ultimately are to vest and convert into Shares.

The actual number of ROCE RSUs granted will be determined by dividing the amount of the maximum dollar amount granted under the ROCE RSUs portion of the LTI target (which is 200% of LTI target) by James Hardie’s share price over the twenty business days preceding the date of grant, subject to the maximum specified in the resolution.

Previous grants

The number of ROCE RSUs granted to the CEO in the past three years is:

DATE OF GRANT	NUMBER GRANTED	MAXIMUM APPROVED BY SHAREHOLDERS
14 Sep 2012	284,916	406,185

General

ROCE RSUs will be granted in accordance with the terms of the LTIP. The LTIP was re-approved by Shareholders at the 2012 AGM.

James Hardie will not provide loans to the CEO in relation to the grant of ROCE RSUs. ROCE RSUs will be granted to the CEO no later than 12 months after the passing of Resolution 5.

Summary of the legal requirements for seeking Shareholder approval

ASX Listing Rule 10.14 provides that a listed company must not permit a director to acquire shares or rights to be issued shares under an employee incentive scheme without the approval of Shareholders by ordinary resolution. Section 162(m) of the US Internal Revenue Code requires Shareholders to approve the performance criteria for grants of ROCE RSUs and these performance criteria are set out in the Explanatory Notes for this resolution.

Recommendation

The Board believes it is in the interests of Shareholders that the issue of ROCE RSUs over Shares to the CEO for fiscal year 2014 up to the number specified in Resolution 5 under the LTIP, subject to the above terms and conditions be approved, and recommends that you vote in favour of Resolution 5.

Agenda and Business of

the Annual General Meeting

RESOLUTION 6 – RELATIVE TSR RSUs

Resolution 6 asks Shareholders to approve the grant of Relative Total Shareholder Return (TSR) RSUs (Relative TSR RSUs) to the CEO. Relative TSR RSUs convert to Shares if James Hardie’s TSR performance meets or exceeds the relative TSR performance hurdles.

The Remuneration Committee has determined that 30% of the CEO’s LTI target quantum for fiscal year 2014 will be received in Relative TSR RSUs. This is unchanged from fiscal year 2013.

Key changes from fiscal year 2013

The key aspects of the Relative TSR RSUs are largely unchanged. The following changes have been proposed for fiscal year 2014:

•	increasing the payout at the 40th percentile level of performance from 0% to 25%; and

•	reducing the number of re-tests from four to three.

The change to the threshold Relative TSR RSU vesting brings threshold vesting into line with threshold vesting for ROCE RSUs. The increase in value is off-set by the reduction in the number of re-tests.

Key aspects of Relative TSR RSUs

Grant: The CEO will receive a grant equal to the maximum number of Relative TSR RSUs (200% of target). The number of Shares which actually vest depends on James Hardie’s Relative TSR performance compared to the performance hurdles.

Performance Hurdle: The performance hurdle vesting scale for fiscal year 2014 grants is:

PERFORMANCE AGAINST PEER GROUP	% OF RELATIVE TSR RSUs VESTING
< 40th Percentile	0%
40th Percentile	25%
40th – 60th Percentile	Sliding Scale
60th Percentile	50%
61st – 80th Percentile	Sliding Scale
80th Percentile	100%

Peer Group: The Peer Group is comprised of other companies exposed to the US building materials market, which is the company’s major market. The Remuneration Committee and the Board reviewed the composition of the Peer Group with the company’s independent advisors, Aon Hewitt, and determined that no changes would be made for fiscal year 2014.

The Peer Group for fiscal year 2014 is:

Acuity Brands, Inc	Louisiana-Pacific Corp.	Sherwin Williams Co

American Woodmark Corp	Martin Marietta Materials Inc	Simpson Manufacturing Co.

Apogee Enterprises, Inc	Masco Corporation	Texas Industries, Inc

Armstrong World Indus, Inc	Mohawk Industries Inc	Trex Co., Inc.

Eagle Materials, Inc	Mueller Water Products, Inc	USG Corp

Fortune Brands, Inc	NXI Building Systems, Inc	Valmont Industries, Inc.

Headwaters, Inc	Owens Corning	Vulcan Materials Co

Lennox International, Inc	Quanex Building Products Corp	Valspar Corporation

Watsco, Inc

Testing and Performance period: The performance hurdle will be tested and the Relative TSR RSUs may vest after three years from the grant date.

For fiscal year 2014, the Remuneration Committee has reduced the number of re-tests from four to three. The Remuneration Committee will continue to monitor the appropriate number of re-tests each year.

The performance hurdle will be re-tested (based on James Hardie’s performance against its Peer Group for the 20 business days preceding the test date) at the end of the following three 6-month periods following the third anniversary (with each re-test extending the measurement period by a further six months such that re-testing at the 54 month anniversary will be measured over a 54 month period).

Any Relative TSR RSUs that have not vested following the last re-test at the 54 month anniversary of the grant date will lapse.

Maximum and actual number of Relative TSR RSUs

The maximum number of Shares and Relative TSR RSUs for which approval is sought is based on the grant that would be made if James Hardie equals or exceeds the 80th percentile of performance against the Peer Group and all the Relative TSR RSUs vest. The actual number of Relative TSR RSUs granted will be determined by dividing the maximum dollar amount granted under the Relative TSR RSU portion of the LTI target (which is 200% of LTI target) by the value of the Relative TSR RSUs, using a Monte Carlo simulation, over the 20 business days preceding the date of grant, subject to the maximum specified in the resolution.

JAMES HARDIE NOTICE OF MEETING 2013

Previous grants

The number of Relative TSR RSUs granted to the CEO in the past three years is:

DATE OF GRANT	NUMBER GRANTED	MAXIMUM APPROVED BY SHAREHOLDERS
14 Sep 2012	273,732	381,253
15 Sep 2011	606,852	719,593
15 Sep 2010	577,255	730,707

General

Relative TSR RSUs will be granted in accordance with the terms of the LTIP. The LTIP was re-approved by shareholders at the 2012 AGM.

Relative TSR RSUs will be granted for no consideration and James Hardie will not provide loans to the CEO in relation to the grant of Relative TSR RSUs. Subject to the performance hurdles being met, the CEO will be entitled to receive Shares upon vesting of the Relative TSR RSUs for no consideration. Relative TSR RSUs will be granted to the CEO within 12 months of the passing of Resolution 6.

Summary of the legal requirements for seeking Shareholder approval

The reasons for seeking shareholder approval are the same as those set out for Resolution 5.

Recommendation

The Board believes it is in the interests of Shareholders that the grant of Relative TSR RSUs to the CEO under the LTIP subject to the above terms and conditions be approved, and recommends that you vote in favour of Resolution 6.

ANNEXURE A: ROCE RSUs

Further details on negative discretion and the operation of the Scorecard

Given the challenging ROCE performance hurdles (which will be indexed to US and Australian addressable housing starts and the US repair and remodel market) and the existence of negative discretion for the Remuneration Committee based on the quality of the ROCE returns balanced against management’s delivery of market share growth and performance against the Scorecard, the Remuneration Committee expects that it will exercise negative discretion for ROCE RSUs from time to time and that vesting of ROCE RSUs is unlikely to be higher than target (ie 50% vesting) in most years.

Scorecard

The Scorecard includes a number of longer-term financial, strategic, business, customer and organisational development components which the Remuneration Committee believes are important contributors to long-term creation of shareholder value. Each year the Remuneration Committee approves a number of key objectives, and the measures it expects to see achieved for each of these objectives.

The CEO’s rating ultimately depends on the Remuneration Committee’s assessment (and the Board’s review) of his contribution to the company in meeting the Scorecard objectives. Although most of the objectives in the Scorecard have quantitative targets, the company has not allocated a specific weighting to any and the final Scorecard assessment and exercise of negative discretion (if any) will involve an element of judgment by the Remuneration Committee. A different amount of negative discretion is likely to be applied when assessing the CEO’s performance for the Scorecard LTI grants (which only include consideration of Scorecard measures) and ROCE RSUs grants (which involve a broader assessment of the quality of James Hardie’s results).

When the Remuneration Committee reviews the ROCE RSU result against the performance hurdles, it may exercise negative discretion such that all, some, or none of the ROCE RSUs will vest and convert into Shares. The Remuneration Committee can only exercise negative discretion. It cannot be applied to enhance the reward that can be received.

Scorecard for fiscal year 2014

The Remuneration Committee has made a number of changes to the Scorecard for fiscal year 2014. These include:

•	adding two new goals relating to Asia Pacific product performance and the implementation of the Carole Park capacity expansion;

•	renaming three goals relating to primary demand growth, organisational development and manufacturing to better reflect organisational targets over the next three years;

•	removing two goals relating to product mix shift and positioning the company for potential recovery from the Scorecard, although these goals are still reflected in individual one-year goals; and

•	reinstating the ‘legacy issues’ goal to reflect recent developments relating to New Zealand product liability.

The Remuneration Committee considers that the revised Scorecard reflects James Hardie’s overall long-term goals. The Scorecard goals applicable for the grants of ROCE RSUs (and Scorecard LTI) in fiscal year 2014 are set out on the next page. Further details including the reasons for each goal, are set out in the 2013 Remuneration Report on pages 28 to 64 of the 2013 Annual Report.

Agenda and Business of

the Annual General Meeting

GOAL	STARTING POINT			MEASUREMENT	BOARD EXPECTATIONS
Grow exterior cladding market share and maintain category share in the US business.	FY2013: 6.8% FY2012: 10.6% FY2011: -6.2%			Primary demand growth (PDG) performance of JH exterior cladding compared to underlying market (in square feet) and ‘wood look’ competitors. ‘Wood look’ data is commercial in confidence.	PDG growth above market. Outperformance against ‘wood-look’ competition.

Build US organizational and leadership capability in support of the 35/90 growth target.	Current management depth will not adequately enable the company’s anticipated growth as part of its core business strategy.			A range of factors including salaried voluntary turnover, engagement survey overall satisfaction, execution of agreed organisational capability build programs and bench strength for key roles and measure of readiness.	Satisfactory progress on turnover and engagement initiatives and capability build demonstrated by greater bench strength of high performing managers.

Manufacturing capacity planning and sourcing efficiency.	The company operates a national US network of manufacturing facilities. Manufacturing performance data is commercial in confidence.			Site material yield and sheet machine process inefficiency (Pcl, being the gap between design capacity and actual throughput) and product inefficiency (Pdl, being the gap between actual throughput rate of a product and the throughput rate of all products) metrics for sheet machines.	Commercial-in-confidence targets will be reviewed to confirm progress is supporting the company’s product leadership strategy.

Safety		IR	SR	Incident Rate (IR): Recordable incidents per 200,000 hours worked. Severity Rate (SR): Days lost per 200,000 hours worked.	Zero fatalities. IR 2.0 and SR 20.0 or below.
	FY2013	1.57	28.9
	FY2012	1.46	18.1
	FY2011	1.74	18.8

Effectively Manage Legacy Issues	NZ product liability claims escalated in FY2013 and class action litigation commenced in FY2014.			This measure is subjective.	Make acceptable progress on resolving or addressing issues.

Maintain market position on core products in Australian and New Zealand markets and grow Scyon products to greater proportion of Australian business.

Current market position is commercial-in-confidence.

However, the Company has a strong position in its core products in Australia and New Zealand and its Scyon range is a growing part of its overall Australian business.

				Category share and primary demand growth. Scyon growth will be based on % net sales revenue against total for Australia.	Maintain or grow category share on core Australian and New Zealand products. Achieve primary demand growth in Australia and New Zealand. Achieve growth in Scyon percentage of Australian business.

Australian capacity expansion	Capital expenditure approved in May 2013.			Approval, construction and start-up of Carole Park expansion.	Completion of building construction, equipment installation and commissioning.